Exhibit 4.4

TEKMIRA PHARMACEUTICALS CORPORATION

NOTICE OF ANNUAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

May 12, 2010

TEKMIRA PHARMACEUTICALS CORPORATION

100 – 8900 Glenlyon Parkway

Burnaby, British Columbia V5J 5J8

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual meeting (the “Meeting”) of the shareholders (the “Shareholders”) of TEKMIRA PHARMACEUTICALS CORPORATION (“Tekmira”) will be held at the The Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on June 23, 2010 at 1:00 p.m., local time, for the following purposes:

1.	to receive the report of the directors of Tekmira;

2.	to elect directors for the ensuing year;

3.	to appoint auditors of Tekmira for the ensuing year; and

4.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular accompanies this Notice. The Information Circular contains details of the matters to be considered at the Meeting.

Regardless of whether or not a Shareholder plans to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and deliver it by hand, mail or facsimile in accordance with the instructions set out in the form of proxy and in the Information Circular.

DATED at Vancouver, British Columbia, May 12, 2010

BY ORDER OF THE BOARD

(signed) Dr. Daniel Kisner

Chairman of the Board

TEKMIRA PHARMACEUTICALS CORPORATION

100 – 8900 Glenlyon Parkway

Burnaby, British Columbia

V5J 5J8

INFORMATION CIRCULAR

unless otherwise noted, as at April 26, 2010

THE MEETING

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management of Tekmira Pharmaceuticals Corporation for use at the annual general meeting (the “Meeting”) of its shareholders to be held on June 23, 2010 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company”, “Tekmira”, “we” and “our” refer to Tekmira Pharmaceuticals Corporation. “Common Shares” means common shares without par value in the capital of the Company; “Shareholders” means holders of Common Shares; “Beneficial Shareholders” means Shareholders who do not hold Common Shares in their own name; “Registered Shareholders” means Shareholders which are registered holders of Common Shares; and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

VOTING INFORMATION

Tekmira’s management is using this Information Circular to solicit proxies from Shareholders for use at the Meeting.

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but Tekmira’s directors, officers and regular employees may also solicit proxies personally or by telephone. Tekmira will bear all costs of the solicitation, including the printing, handling and mailing of the Meeting materials. Tekmira has arranged for Intermediaries to forward the Meeting materials to beneficial owners of Tekmira held of record by those Intermediaries and Tekmira may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of Tekmira. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint an individual or company other than either of the individuals designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by striking out the name of the persons named in the Proxy and inserting the name desired of that other individual or company in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

Voting by Proxyholder

If a Shareholder specifies a choice for a matter in the Proxy, and if the Proxy is duly completed and delivered and has not been revoked, the individuals named in the Proxy will vote, or withhold voting, the common shares of Tekmira represented thereby in accordance with the choice you specify on any ballot that may be called for. The Proxy confers discretionary authority on the individuals named therein with respect to:

•	each matter or group of matters identified therein for which a choice is not specified;

•	any amendment to or variation of any matter identified therein; and

•	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the individuals named in the Proxy will vote common shares of Tekmira represented by the Proxy for the approval of such matter.

Registered Shareholders

If you are a Registered Shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you wish to submit a Proxy, you must complete, date and sign the Proxy, and then return it to Tekmira’s transfer agent, CIBC Mellon Trust Company, by fax at 1-866-781-3111 (toll free in North America) or 416-368-2502, or by mail (via postage paid return envelope) at CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M5A 4K9 or by hand delivery at 320 Bay Street, Banking Hall Level, Toronto, Ontario, before 1:00 p.m. (Vancouver time) on Monday, June 21, 2010, or, if the Meeting is adjourned, the day that is two business days before any reconvening thereof at which the Proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. The Chairman of the Meeting may waive the proxy cut-off without notice.

Beneficial Shareholders

The following information is of significant importance to Shareholders who do not hold common shares of Tekmira in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders.

If common shares of Tekmira are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those common shares of Tekmira will not be registered in the Shareholder’s name on the records of Tekmira. Such common shares of Tekmira will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such common shares of Tekmira are registered under the name of Cede & Co., as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients.

The Information Circular is being sent to both Registered Shareholders and Beneficial Shareholders. There are two kinds of Beneficial Shareholders — those who object to their names being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners), and those who do not so object (called NOBOs for Non-Objecting Beneficial Owners).

Tekmira is taking advantage of National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer, which permits it to deliver proxy-related materials indirectly to its NOBOs and OBOs. As a result, NOBOs and OBOS can expect to receive Meeting materials from their Intermediaries via Broadridge Financial Solutions Inc. (“Broadridge”), including a voting information form (“VIF”). Beneficial Shareholders should follow the instructions in the VIF to ensure that their common shares of Tekmira are voted at the Meeting. The VIF or form of proxy will name the same individuals as Tekmira’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Shareholder of Tekmira) other than the individuals designated in the VIF, to represent you at the Meeting. To exercise this right, you should insert the name of your desired representative in the blank space provided in the VIF. The completed VIF must then be returned in accordance with the instructions in the VIF. Broadridge then tabulates the results of all instructions received and completed in accordance with the instructions provided in the VIF and provides appropriate instructions respecting the voting of common shares of Tekmira to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote common shares of Tekmira directly at the Meeting – the VIF must be completed and returned in accordance with its instructions, well in advance of the Meeting in order to have your common shares of Tekmira voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting common shares of Tekmira registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your common shares of Tekmira in that capacity. If you wish to attend the Meeting and indirectly vote your common shares of Tekmira as proxyholder for your broker, or to have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the VIF provided to you and return the same in accordance with the instructions provided in the VIF, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you to attend the Meeting and vote your common shares of Tekmira.

Notice to Shareholders in the United States

The solicitation of proxies involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to Tekmira or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Tekmira is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a Proxy may revoke it (a) by executing a proxy bearing a later date, (b) by executing a valid notice of revocation (where a new proxy is not also filed), or (c) personally attending the Meeting and voting the Registered Shareholder’s common shares of Tekmira.

A later dated proxy or notice of revocation must be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Registered Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and delivered to the Proxy Department, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M5A 4K9, or by hand to 320 Bay Street, Banking Hall Level, Toronto, Ontario, or to the address of the registered office of Tekmira at 700 West Georgia, 25th Floor, Vancouver, British Columbia, V7Y 1B3 (Attention of R. Hector MacKay-Dunn, Q.C.).

A later dated proxy must be received before 1:00 p.m. (Vancouver time) on Monday, June 21, 2010, or, if the Meeting is adjourned, the day that is two business days before any reconvening thereof at which the Proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.

A notice of revocation must be received before 1:00 p.m. (Vancouver time) on Tuesday, June 22, 2010, or, if the Meeting is adjourned, the last business day before any reconvening thereof at which the Proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.

Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their Intermediaries to change the vote and, if necessary, revoke their proxy.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Voting Securities and Principal Holders of Voting Securities

Record Date and Outstanding Shares

The Record Date for determining persons entitled to receive notice of and vote at the Meeting is May 14, 2010. Only Shareholders as of the close of business on May 14, 2010 are entitled to receive notice of and vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Information Circular. A quorum for the transaction of business at the Meeting is at least two people who are, or who represent by proxy, one or more shareholders who, in the aggregate, hold at least 5% of the issued common shares of Tekmira.

At the close of business on April 26, 2010, 51,643,605 common shares of Tekmira were issued and outstanding. Each Shareholder is entitled to one vote per common share of Tekmira held on all matters to come before the Meeting. Common shares of Tekmira are the only securities of Tekmira which will have voting rights at the Meeting.

Principal Holders of Common Shares of Tekmira

To the knowledge of the directors and executive officers of the Company, no person or corporation owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of Tekmira as at April 26, 2010, except as follows:

Name	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares
Growth Works Capital Ltd. & Affiliates.	8,522,104	16.5%

ELECTION OF DIRECTORS

The size of the Board of Directors of the Company is fixed at eight. The term of office of each of the current directors will end immediately before the election of directors at the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) and the articles of Tekmira, each director elected will hold office until immediately before the election of new directors at the next annual general meeting of the Company or, if no director is then elected, until a successor is elected or appointed.

The following table sets out the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each nominee now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of common shares of Tekmira beneficially owned, controlled or directed by each, directly or indirectly, as at April 26, 2010.

Nominee Name, Position with the Company and Residency	Principal Occupation for the Past Five Years	Period as a Director of the Company	Common Shares of Tekmira Beneficially Owned, Controlled or Directed(1)

MICHAEL ABRAMS(11),(13) Director Washington, U.S.A	Since November 2009, President and CEO of Inimex Pharmaceuticals; since 2008, Chairman of Indel Therapeutics Inc.; President, Chief Executive Officer and director of AnorMED Inc. until May, 2006; director of Migenix Inc. until August 2008; Director for the Centre for Drug Research and Development; Adjunct Professor at the University of British Columbia	Since May 30, 2008	12,500	(2)

ARTHUR BRUSKIN Director New York, U.S.A.	Since 2006, independent consultant; from 2009 to 2010 part-time Chief Scientific Officer at America Stem Cell, Inc.; from 2006 to 2008 Chief Operating Officer of Eutropics Pharmaceuticals Inc.; from 2005 to 2006 Chief Scientific Officer of Interpath Pharmaceuticals Inc.	Since May 1, 2008	2,000	(3)

KENNETH GALBRAITH(13) Director British Columbia, Canada	Since 2007, General Partner at Ventures West; in 2006 Chairman and Interim CEO of AnorMED Inc.; from 2001 to 2006 independent consultant.	Since January 28, 2010	76,200	(4)

DON JEWELL(12) Director British Columbia, Canada	Managing Partner, RIO Industrial (financial management services)	Since May 30, 2008	1,351,381	(5)

FRANK KARBE(11) Director California, U.S.A.	Since 2004, Chief Financial Officer of Exelixis, Inc.	Since January 28, 2010	Nil	(6)

DANIEL KISNER Director and Board Chair California, U.S.A.	Since 2003, Venture Partner at Aberdare Ventures.	Since January 28, 2010	Nil	(7)

R. IAN LENNOX(12) Director Florida, U.S.A	Since 2006, Executive Chairman of Ricerca Biosciences, LLC and also Chief Executive Officer since 2008; since 2004, independent consultant and director of a number of biotechnology companies.	Since May 30, 2008	Nil	(8)

MARK MURRAY(9) Director, President and CEO Washington, U.S.A.	Since May, 2008, President, Chief Executive Officer and Director; since 2000, President and Chief Executive Officer of Protiva Biotherapeutics Inc.	Since May 30, 2008	67,516	(10)

Notes:

(1)	The number of common shares of Tekmira beneficially owned, controlled or directed, directly or indirectly, by the above nominees for directors, directly or indirectly, is based on information furnished by the nominees themselves and from the insider reports available at www.sedi.ca.
(2)

Dr. Abrams also holds options to purchase 50,000 commons shares of Tekmira at exercises prices ranging from $0.36 to $0.77 and expiry dates ranging from December 18, 2018 to January 27, 2020. In addition to these options, Dr. Abrams holds options to purchase 59,309 common shares of Protiva Biotherapeutics Inc. (“Protiva”), a wholly-owned subsidiary of Tekmira, with an exercise price of $0.30 and expiry dates ranging from January 22, 2011 to May 27, 2017. As part of the business combination between Tekmira and Protiva, Tekmira agreed to issue 200,216 common shares of Tekmira on the exercise of these stock options. The shares reserved for issue on the exercise of these options is equal to the number of

Tekmira common shares that would have been issued if the options had been exercised before the completion of the business combination and the shares issued on exercise of the options had then been exchanged for Tekmira common shares. See “Securities Authorized for Issuance Under Equity Compensation Plans – Additional Shares Subject to Issue”

(3)	Dr. Bruskin also holds options to purchase 70,000 commons shares of Tekmira at exercises prices ranging from $0.36 to $1.12 and expiry dates ranging from March 31, 2018 to January 27, 2020.
(4)	Mr. Galbraith also holds options to purchase 25,000 commons shares of Tekmira at an exercise price of $0.77 and an expiry date of January 27, 2020.
(5)	Mr. Jewell also holds options to purchase 50,000 commons shares of Tekmira at exercises prices ranging from $0.36 to $0.77 and expiry dates ranging from December 18, 2018 to January 27, 2020.
(6)	Mr. Karbe also holds options to purchase 25,000 commons shares of Tekmira at an exercise price of $0.77 and an expiry date of January 27, 2020.
(7)	Dr. Kisner also holds options to purchase 50,000 commons shares of Tekmira at an exercise price of $0.77 and an expiry date of January 27, 2020.
(8)	Mr. Lennox also holds options to purchase 50,000 commons shares of Tekmira at exercises prices ranging from $0.36 to $0.77 and expiry dates ranging from December 18, 2018 to January 27, 2020.
(9)	Dr. Murray became the President and Chief Executive Officer of Tekmira following the business combination with Protiva that was competed on May 30, 2008.
(10)	Dr. Murray also has options to purchase 400,000 commons shares of Tekmira at exercises prices ranging from $0.36 to $0.93 and expiry dates ranging from August 30, 2018 to January 27, 2020. In addition to these options, Dr. Murray holds options to purchase 404,187 common shares of Protiva, a wholly-owned subsidiary of Tekmira, with an exercise price of $0.30 and expiry dates ranging from November 19, 2010 to March 1, 2018. As part of the business combination between Tekmira and Protiva, Tekmira agreed to issue 1,364,462 common shares of Tekmira on the exercise of these stock options. The shares reserved for issue on the exercise of these options is equal to the number of Tekmira common shares that would have been issued if the options had been exercised before the completion of the business combination and the shares issued on exercise of the options had then been exchanged for Tekmira common shares. See “Securities Authorized for Issuance Under Equity Compensation Plans – Additional Shares Subject to Issue”.
(11)	Member of the Audit Committee.
(12)	Member of the Executive Compensation and Human Resources Committee.
(13)	Member of the Corporate Governance and Nominating Committee.

As of April 26, 2010, the directors of the Company, as a group, beneficially owned, controlled or directed, directly or indirectly, an aggregate of 1,535,597 common shares of Tekmira (4,150,275 on a fully diluted basis), representing 3.0% (7.1% fully diluted) of the issued and outstanding common shares of Tekmira.

The following are brief biographies of nominees for the position of director. This information has been furnished by the respective nominees.

Mark J. Murray, Ph.D., President, Chief Executive Officer and Director. Dr. Murray joined Tekmira in May 2008 concurrent with the closing of the business combination between Tekmira and Protiva. He previously was the President and CEO and founder of Protiva since its inception in 2000. Dr. Murray has over 20 years of experience in both the R&D and business development and management facets of the biotechnology industry. Dr. Murray has held senior management positions at ZymoGenetics and Xcyte Therapies prior to joining Protiva. Since entering the biotechnology industry Dr. Murray has successfully completed numerous and varied partnering deals, directed successful product development programs, been responsible for strategic planning programs, raised over $30 million in venture capital and executed extensive business development initiatives in the U.S., Europe and Asia. During his R&D career, Dr. Murray worked extensively on three programs that resulted in FDA approved drugs, including the first growth factor protein approved for human use, a program he led for several years following his discovery. Dr. Murray obtained his Ph.D. in Biochemistry from the Oregon Health Sciences University and was a Damon Runyon-Walter Winchell post-doctoral research fellow for three years at the Massachusetts Institute of Technology.

Daniel Kisner, M.D., Chairman. Dr. Kisner is currently a Venture Partner at Aberdare Ventures. Prior to Aberdare, Dr. Kisner served as President and CEO of Caliper Technologies, a leader in microfluidic lab-on-a-chip technology. He led Caliper from a technology-focused start up to a publicly traded, commercially oriented organization. Prior to Caliper, he was President and COO of Isis Pharmaceuticals, Inc. Previously, Dr. Kisner was Division VP of Pharmaceutical Development for Abbott Laboratories and VP of Clinical Research and Development at SmithKline Beckman Pharmaceuticals. In addition, he held a tenured position in the Division of Oncology at the University of Texas, San Antonio School of Medicine and is certified by the American Board of Internal Medicine in Internal Medicine and Medical Oncology. Dr. Kisner holds a B.A. from Rutgers University and an M.D. from Georgetown University.

Michael J. Abrams, Ph.D., Director. Dr. Abrams has been active in the research, discovery and development of pharmaceuticals for over 20 years. In 1984, Dr. Abrams joined Johnson Matthey plc and in 1991, was promoted to Manager, Biomedical Research, worldwide for Johnson Matthey. In June 1996 Dr. Abrams initiated the Canadian venture-backed financing of AnorMED Inc. He is an inventor on the patents that led to the development of the Lantheus technetium-99m heart imaging agent, Cardiolite® and is a co-inventor on several products currently in clinical trials. He is also a named inventor on an additional 15 patents and has authored over 60 scientific articles. Dr. Abrams served as President, Chief Executive Officer and director of AnorMED Inc. until May 2006 and as a director of Migenix Inc. until August 2008 and is currently a director for the Centre for Drug and Research Development and viDA Therapeutics Inc. and Chairman for Indel Therapeutics Inc. In 2009, Dr. Abrams joined Inimex Pharmaceuticals as President and CEO. He is also an Adjunct Professor at the University of British Columbia.

Arthur M. Bruskin, Ph.D., Director. Dr. Bruskin is currently an independent consultant in the biotechnology and pharmaceutical industry. He earned his BA and MA (Microbiology) at the University of Connecticut and his Ph.D. (Biology) at Indiana University. Following his postdoctoral training at the University of California, San Francisco, Dr. Bruksin took a position at Applied Biotechnology (ABT), a Cambridge, MA biotechnology company where he was responsible for their cancer therapeutic program from 1987 to 1991. Following the merger of ABT with Oncogene Science in 1991 (now OSI Pharmaceuticals (NASDAQ:OSIP)), Dr. Bruksin held a variety of positions at OSI including Executive Vice President, Global Research. Dr. Bruskin was responsible for all of OSI’s preclinical research in the areas of Oncology and Diabetes and was involved in the discovery and development of Tarceva. After leaving OSI in 2002, Dr. Bruskin has been the Chief Scientific Officer of Interpath Pharmaceuticals Inc. (2005-2006) and the Chief Operating Officer of Eutropics Pharmaceuticals Inc. (2006-2008) and part-time Chief Scientific Officer at America Stem Cell, Inc., a privately held biotechnology company (2009-2010).

Kenneth Galbraith, C.A., Director. Mr. Galbraith is currently a General Partner at Ventures West. He joined Ventures West in 2007 and leads the firm’s biotechnology practice. Prior to joining Ventures West, Mr. Galbraith was Chairman and Interim CEO of AnorMED, a biopharmaceutical company focused on new therapeutic products in hematology, HIV and oncology, until its sale to Genzyme Corp. in a cash transaction worth almost US$600 million. Previously, Mr. Galbraith spent 13 years in senior management with QLT Inc., a global biopharmaceutical company specializing in developing treatments for eye diseases, retiring in 2000 from his position as Executive VP and CFO. Mr. Galbraith was a founding Director of the BC Biotechnology Alliance and served as Chairman of the Canadian Bacterial Diseases Network, one of Canada’s federally-funded Networks for Centers of Excellence (NCE). He was also a Director of the Michael Smith Foundation for Health Research and the Fraser Health Authority. He currently serves on the Board of Directors of a number of private biotechnology companies as well as the Vancouver Aquarium Marine Science Centre, one of the world’s leading aquariums and Genome BC and has previously served on the Board of Directors of a number of Nasdaq-listed biotechnology companies, including Cardiome Pharma and Angiotech Pharmaceuticals. Mr. Galbraith earned a Bachelor of Commerce (Honours) degree from the University of British Columbia and is a Chartered Accountant.

Donald Jewell, C.A., Director. Mr. Jewell is a Chartered Accountant with over 30 years of business experience. Mr. Jewell spent 20 years with KPMG and at the time of his departure, he was the managing partner in charge of KPMG’s management consulting practice in British Columbia. Until March 2010 Mr. Jewell was Chairman of Cal Investments Limited, a London based hedge fund. Mr. Jewell is currently the managing director of a private Canadian holding company; Trustee of a two substantial Canadian private trusts; and on the Board of the trusts’ major operating companies. He is also on the Board of Directors of Lantic Inc.

Frank Karbe, Director. Mr. Karbe is currently the Executive Vice President and Chief Financial Officer of Exelixis, Inc., a Nasdaq-listed biotechnology company. Prior to joining Exelixis in 2004, Mr. Karbe worked as an investment banker for Goldman Sachs & Co., where he served most recently as Vice President in the healthcare group focusing on corporate finance and mergers and acquisitions in the biotechnology industry. Prior to joining Goldman Sachs in 1997, Mr. Karbe held various positions in the finance department of The Royal Dutch/Shell Group in Europe. Mr. Karbe holds a Diplom Kaufmann from the WHU—Otto Beisheim Graduate School of Management, Koblenz, Germany (equivalent to a U.S. Masters of Business Administration).

R. Ian Lennox, M.B.A., Director. Mr. Lennox is currently Chairman and CEO of Ricerca Biosciences, LLC, a contract research organization for the pharmaceutical industry and he is also director of several life sciences companies in North America. From 2000 to 2004, Mr. Lennox held leadership positions at MDS Inc. (“MDS”), first as president and chief executive officer, drug discovery and development, and later as president and chief executive officer, pharmaceutical and biotechnology markets. Prior to joining MDS, Mr. Lennox was president and chief executive officer of Phoenix International Life Sciences, a NASDAQ Stock Exchange company, and chairman and chief executive officer of Drug Royalty Corporation, a Toronto Stock Exchange listed company. From 1978 to 1997, Mr. Lennox held progressively senior managerial positions at Monsanto Company in the U.S., Europe and Latin America, including six years as president and chief executive officer of Monsanto (Canada), based in Toronto. Mr. Lennox has also served as director of a number of life sciences companies and charitable foundations in North America. Mr. Lennox holds an Honours B.S. degree in physiology and pharmacology and an M.B.A. from the University of Western Ontario. He has also completed the executive management program in finance at the Columbia School of Business.

To the knowledge of management, no proposed director is, at the date hereof, or has been, within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as disclosed below, to the knowledge of management, no proposed director or a holding company of such proposed director: (i) is, as at the date hereof, or has been within ten years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold assets of the proposed director. Certain of the investee companies that Dr. Daniel Kisner served on the board of directors in Dr. Kisner’s capacity as representative of Aberdare Ventures became bankrupt, made a proposal under legislation relating to bankruptcy or insolvency or were subject to or instituted proceedings, arrangements or compromises with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Other than as disclosed below, to the knowledge of management, no proposed director or a holding company of such proposed director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director. Mr. Ian Lennox entered into a settlement agreement with the Ontario Securities Commission (“OSC”) in March 2006 with regard to his purchase in the market of 25,000 shares of Labopharm Inc. while he was a director of Labopharm. The purchase was made outside a Labopharm imposed blackout period and Mr. Lennox properly filed all insider trading reports. Subsequent to the share purchase, Labopharm entered into a licensing agreement. The possibility of entering into such agreement had been discussed with the Labopharm board before Mr. Lennox made his share purchases. Mr. Lennox initiated contact with the OSC on the matter and cooperated fully with OSC staff.

EXECUTIVE COMPENSATION

The following disclosure sets out the compensation for the Company’s Named Executive Officers and directors for the financial year ended December 31, 2009. For the purposes herein, the “Named Executive Officers” are the Company’s Chief Executive Officer, Chief Financial Officer, Chief Scientific Officer, Vice President of Pharmaceutical Development and Vice President of Strategic Planning and Business Development of the Company, as indicated in the “Summary Compensation Table” below.

Compensation Discussion and Analysis

Principles, Components and Policies

The Executive Compensation and Human Resources Committee (the “Compensation Committee”) is responsible for recommending the compensation of the Company’s executive officers to the Board of Directors. In establishing compensation levels for executive officers, the Compensation Committee seeks to accomplish the following goals:

•

to recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other biotechnology companies;

•	to motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met; and

•	to align the interests of executive officers with the long-term interests of Shareholders through participation in the Company’s share option plan (“Share Option Plan”).

Currently, the Company’s executive compensation package consists of the following components: base salary, discretionary annual incentive cash bonuses, long-term incentives in the form of share options and health and retirement benefits generally available to all employees of the Company. The Company has not granted any share appreciation rights to its directors and officers. The Company has established the above components for its executive compensation package because it believes a competitive base salary and opportunity for annual cash bonuses are required to retain key executives and participation in the Share Option Plan enables the the Company’s executive officers to participate in the long term success of the Company and aligns their interests with Shareholders. Additional details on the compensation package for Named Executive Officers are described in the following sections.

Base Salary: The Named Executive Officers are paid a salary in order to ensure that the compensation package offered by the Company is in line with that offered by other comparable companies in the biotechnology industry, and as an immediate means of rewarding the Named Executive Officer for efforts expended on behalf of the Company. Base salaries for Named Executive Officers are evaluated against the responsibilities inherent in the position held and the individual’s experience and past performance. Base salaries for Dr. Murray, Mr. Mortimer, Dr. MacLachlan and Dr. Lutwyche were established as part of the business combination negotiations completed in May 2008, while keeping in mind base salaries for similar positions in the biotechnology marketplace although no formal compensation survey was completed in 2008. Effective January 1, 2009 the base salary of Dr. Murray was increased by 6% to $345,000 and Dr. Lutwyche’s salary was increased 11% to $205,000. Mr. Mortimer’s and Dr. MacLachlan’s base salaries remained unchanged.

Annual Incentive Cash Bonuses. The Board approves annual corporate objectives and these, along with personal performance goals, are used by the Compensation Committee for the purpose of determining recommendations to the Board on annual incentive bonuses, giving due consideration to the Company’s stage of development. The Company paid no cash bonuses to Named Executive Officers in fiscal 2008, in order to conserve the cash resources of the Company given the market conditions at that time and taking into consideration the total compensation of the Named Executive Officers. Starting in 2009, the Company changed its policy of reviewing performance and paying bonuses only at year end to a policy of paying bonuses if and when the Company achieves major objectives. Cash bonus payments are at the full discretion of the Board. The Company’s objectives for 2009, as established by the Board included, filing an Investigational New Drug (IND) application for ApoB SNALP; advancing PLK1 SNALP toward clinical development; selecting a third product candidate; supporting the Company’s pharmaceutical partners by providing research, development and manufacturing services; and, maintaining a strong cash position. For 2009, Dr. Murray, Mr. Mortimer and Dr. MacLachlan were eligible to earn cash bonuses of up to 50% of their respective base salaries. For 2009, Dr. Lutwyche and Ms. Mullarky were eligible to earn cash bonuses of up to 35% of their respective base salaries. The Compensation Committee recommended, and the Board approved, the payment of 60% of the maximum bonus for 2009 in May 2009 following the completion of two major corporate objectives: filing an IND application for ApoB SNALP and signing a product development agreement with Roche. There were no further bonuses paid or payable with respect to 2009.

Long-Term Incentives - Share Options. Share options are granted to reward individuals for current performance, expected future performance and to align the long term interest of Named Executive Officers with Shareholders. Share options are generally granted in December of each year as part of the annual compensation review. The number of share options granted to Named Executive Officers is based on performance during the current year and expectations of the future needs of the Company. Mr. Mortimer was granted 30,000 options on April 1, 2008. These options were the 2007 end of year annual options that could not be granted until Tekmira’s share trading black-out was lifted following the announcement of the business combination with Protiva. Mr. Mortimer was also awarded 40,000 options on April 1, 2008 in recognition of his long-standing service to the Company. Following the announcement of the business combination of Tekmira and Protiva, additional options were granted to Dr. Murray, Mr. Mortimer and Dr. MacLachlan. Mr. Mortimer was granted a further 350,000 options on April 1, 2008 concurrent with the announcement of the business combination and Drs. Murray and MacLachlan were each granted 150,000 options on August 31, 2008 upon signing new employment agreements. These share option grants were determined and approved by all independent Directors based on the need to retain key Named Executive Officers to lead the new organization after the business combination of Tekmira and Protiva. The Named Executive Officers were also granted share options in December 2008 based on corporate and individual performance and the needs of the Company for the upcoming fiscal year.

The Company was in a share trading black-out at the end of 2009 so was not able to grant share options at that time. In January 2010, once the share trading black-out had been lifted, the Company granted 125,000 options to Dr. Murray and 80,000 options to each of Mr. Mortimer, Dr. MacLachlan and Dr. Lutwyche. Ms. Mullarky did not receive any options in January 2010 as Ms. Mullarky’s employment with the Company ended in January 2010. These share option grants were recommended by the Compensation Committee and approved by independent Directors based on based on corporate and individual performance and the needs of the Company for fiscal 2010.

Performance Graph

The following graph compares the cumulative shareholder return on an investment of $100 in the Common Shares of the Company at the date of listing of the Company on the TSX with a cumulative total shareholder return on the S&P/TSX Composite Total Return Index. The Company commenced trading on the TSX on May 1, 2007.

During 2007, Tekmira completed a restructuring and re-focused the Company in a new technology area. As a result, Tekmira’s share price weakened as these plans were finalized and communicated to investors. The Canadian health care and biotechnology space also underperformed the broader indices. Compensation for Named Executive Officers in 2007 increased based on the achievement of business objectives, including a re-financing and re-focusing of the Company in the RNA interference field, as well as advanced discussions with Protiva to combine the businesses of the two companies.

The Protiva business combination was completed in May 2008 concurrent with a private placement with two pharmaceutical companies at a significant premium to the Company’s share price. The business combination with Protiva was a transformative event for the Company as it brought together significant intellectual property, pharmaceutical partnerships, cash and scientific expertise to advance the Company through its next stage of development. The Protiva transaction resulted in a change in the Company’s President and CEO and the addition of Dr. Ian MacLachlan as the Company’s Executive Vice President and Chief Scientific Officer and Dr. Peter Lutwyche as the Company’s Vice President, Pharmaceutical Development. The compensation of the Named Executive Officers for 2008 was negotiated as part of the business combination between Protiva and Tekmira to ensure key executives were retained to integrate the two companies and execute the business plan of the new company. The overall compensation for the Named Executive Officers increased in 2008 due to the newly created position of Chief Scientific Officer and an increase in base salary of the Company’s Chief Financial Officer concurrent with the closing of the business combination with Protiva. The base salary of the CEO decreased after the business combination with Protiva. The weakness in the share price since the completion of the business combination has been in-line with the broader market indices and the deterioration of global equity markets and the general economy. No cash bonuses were paid to the Named Executive Officers in 2008 based on the desire to preserve cash until the financial markets improved.

Effective January 1, 2009 Drs. Murray and Lutwyche both received $20,000 pay increases to their base salaries to $345,000 and $205,000 respectively reflecting lower starting salaries following the business combination with Protiva. Dr. MacLachlan and Mr. Mortimer did not receive any increase in salary in 2009. The Company’s share price improved 145% in 2009 as compared to a 31% improvement in the S&P/TSX Composite index. The improvement in the Company’s share price reflects the achievement of a number of major corporate objectives in 2009. As discussed above the Named Executive Officers were paid 60% of their maximum bonuses in 2009.

Summary Compensation Table

The following table sets out the compensation paid, payable or otherwise provided to the Company’s Named Executive Officers during the Company’s two most recently completed financial years ending on December 31. All amounts are expressed in Canadian dollars unless otherwise noted.

Name and principal position	Year	Salary ($)	Option-based awards(1) ($)	Annual incentive cash bonuses (2) ($)	All other Compensation (3) ($)	Total compensation ($)

Dr. Mark J. Murray(4)	2009	345,000	—	103,500	90,237	538,737
President and Chief Executive Officer	2008	189,583	168,646	—	14,727	372,956

Ian C. Mortimer	2009	285,000	—	85,500	133,550	504,050
Executive Vice President, Finance and Chief Financial Officer	2008	260,313	448,391	—	7,909	716,613

Dr. Ian MacLachlan(5)	2009	285,000	—	85,500	8,550	379,050
Executive Vice President and Chief Scientific Officer	2008	166,250	153,867	—	7,520	327,637

Dr. Peter Lutwyche(6)	2009	205,000	—	43,050	6,150	254,200
Vice President of Pharmaceutical Development	2008	107,917	29,599	—	4,963	142,479

Tammy L. Mullarky(7)	2009	232,540	—	47,126	6,976	286,642
Vice President of Strategic Planning and Business Development	2008	70,354	74,206	—	2,078	146,638

Notes:

(1)	The fair value of each option is estimated as at the date of grant using the most widely accepted option pricing model, Black-Scholes. The weighted average option pricing assumptions and the resultant fair values for options awarded in 2008 are as follows: expected average option term of eight years; a zero dividend yield; a weighted average expected volatility of 117.4%; and, a weighted average risk-free interest rate of 2.95%. No option-based awards were issued to the Named Executive Officers during the year ended December 31, 2009.

(2)	No bonuses were awarded to the Named Executive Officers in 2008. The Executive Compensation and Human Resources Committee approved the payment of 60% of the available bonus pool during 2009.
(3)	All other compensation includes RRSP or equivalent matching payments of the lower of 3% of salary and 50% of the maximum annual contribution allowed by the Canada Revenue Agency. All full-time employees and executives of the Company are eligible for RRSP or equivalent matching payments. In 2009 Dr. Murray also received a tax gross-up payment of $46,425 in respect of his earnings prior to the business combination with Protiva. Under Dr. Murray’s previous employment agreement, which was replaced effective May 30, 2008 following the business combination with Protiva, he was eligible for a tax gross-up payment which ensures that he is no worse off as a result of paying taxes on his earnings from the Company in Canada as compared to if he had worked and paid taxes only in the United States. The payment was calculated and paid in 2009 once Dr. Murray had filed his 2008 US and Canadian tax returns. Dr. Murray’s employment agreement with Tekmira, effective May 30, 2008, does not include a tax gross-up clause. Dr. Murray’s and Dr. MacLachlan’s other compensation also includes amounts claimed under their contractual entitlement to reimbursement of any health expenses incurred, including their families’ health expenses, that are not covered by insurance. On May 31, 2009, a year and a day after the business combination with Protiva, Mr. Mortimer received a one time retention bonus of $125,000.
(4)	Dr. Murray entered into an employment agreement with Tekmira after completion of the business combination with Protiva effective May 30, 2008. Under this agreement, Dr. Murray earned a salary of $189,583 in 2008 which is a base salary of $325,000 on an annualized basis. Effective January 1, 2009 Dr. Murray’s annual salary was increased to $345,000. Dr. Murray’s compensation is earned in Canadian dollars but is converted to US dollars before payment using the Bank of Canada’s exchange rate as at the end of the month prior to the month of payment.
(5)	Dr. MacLachlan entered into an employment agreement with Tekmira after completion of the business combination with Protiva effective May 30, 2008. Under this agreement, Dr. MacLachlan earned a salary in 2008 of $166,250 which is a base salary of $285,000 on an annualized basis.
(6)	In 2008 Dr. Lutwyche earned a salary of $107,917 which is a base salary of $185,000 on an annualized basis. Effective January 1, 2009, Dr. Lutwyche’s annual salary was increased to $205,000.
(7)	Ms. Mullarky’s annual base salary in 2008 and 2009 was US$195,000, was paid in US dollars and was converted into Canadian dollars for reporting purposes using the Bank of Canada’s exchange rate as at the end of the month prior to the month of payment. Ms. Mullarky’s employment with the Company commenced in September 2008 and ended in January 2010.

Option Based Awards

Share options are generally awarded to executive officers at commencement of employment and periodically thereafter after taking into consideration, among other things, the number of share options held by an executive officer. See “Securities Authorized for Issuance Under Equity Compensation Plans” for a description of the Share Option Plan. Options are generally granted to corporate executives in December of each year as part of the annual compensation review. Any special compensation other than cash bonuses is typically granted in the form of options. Options are granted at other times of the year to individuals commencing employment with the Company or in special circumstances. The exercise price for the options is the closing price of the Common Shares on the last trading day before the grant of the option.

Executive Incentive Plan Awards - Outstanding Option-based Awards

The following table sets out all option-based awards and share-based awards outstanding as at December 31, 2009, for each Named Executive Officer:

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)
Dr. Mark Murray (2)	2,161	0.09	November 19, 2010	1,818
	709	0.09	December 31, 2010	596
	10,532	0.09	January 22, 2011	8,859
	135	0.09	February 16, 2011	114
	358	0.09	April 30, 2011	301
	270	0.09	June 3, 2011	227
	1,350	0.09	July 16, 2011	1,136
	135	0.09	July 23, 2011	114
	74,864	0.09	August 30, 2011	62,971
	135	0.09	December 19, 2011	114
	405	0.09	January 22, 2012	341
	135	0.09	June 8, 2012	114
	135	0.09	July 23, 2012	114
	40,964	0.09	July 29, 2012	34,456
	1,097,141	0.09	September 12, 2015	922,841
	135,033	0.09	March 1, 2018	113,581
	150,000	0.93	August 30, 2018	0
	125,000	0.36	December 8, 2018	71,250

Ian C. Mortimer	15,000	1.40	December 14, 2014	0
	75,000	0.62	July 25, 2015	23,250
	50,000	1.08	March 28, 2016	0
	75,000	0.60	August 2, 2016	24,750
	50,000	1.30	August 6, 2017	0
	420,000	1.12	March 31, 2018	0
	55,000	0.36	December 8, 2018	31,350

Dr. Ian MacLachlan	150,000	0.93	August 30, 2018	0
	80,000	0.36	December 8, 2018	45,600

Dr. Peter Lutwyche	90,000	0.36	December 8, 2018	51,300

Tammy L. Mullarky	100,000	0.81	September 14, 2018	12,000

Notes:

(1)	This amount is based on the difference between Tekmira’s year end share price of $0.93 and the exercise price of the option.
(2)	Dr. Murray holds options to purchase 404,187 common shares of Protiva, a wholly-owned subsidiary of Tekmira, with an exercise price of $0.30. As part of the business combination between Tekmira and Protiva, Tekmira agreed to issue 1,364,462 common shares of Tekmira on the exercise of these stock options giving an effective cost per Tekmira stock option of $0.09. The shares reserved for issue on the exercise of the Protiva options are equal to the number of Tekmira common shares that would have been issued if the options had been exercised before the completion of the business combination and the shares issued on exercise of the options had then been exchanged for Tekmira common shares. See “Securities Authorized for Issuance Under Equity Compensation Plans – Additional Shares Subject to Issue”.

Executive Incentive Plan Awards – Value Vested During the Year

The aggregate value of executive options vesting during the year ended December 31, 2009 measured at their date of vesting by comparing option exercise price to closing market price on that day was:

Name	Option-based awards – Value vested during the year ($)
Dr. Mark J. Murray	24,062
Ian C. Mortimer	45,787
Dr. Ian MacLachlan	18,100
Dr. Peter Lutwyche	11,925
Tammy L. Mullarky	7,000

Pension Plans

The Company has no pension or deferred compensation plans for its Named Executive Officers.

Termination and Change of Control Benefits

The following table provides information concerning the value of payments and benefits following the termination of employment of the Named Executive Officers under various circumstances. Payments vary based on the reason for termination and the timing of a departure. The below amounts are calculated as if the Named Executive Officer’s employment had been terminated on December 31, 2009. Receipt of payments on termination is contingent on the Named Executive Officer delivering a release to Tekmira.

Payment Type	Dr. Mark J. Murray	Dr. Ian MacLachlan	Ian C. Mortimer	Dr. Peter Lutwyche	Tammy L. Mullarky(1)

Involuntary Termination by Tekmira for cause or upon death

Cash payment	$0	$0	$0	$0	$0
Option values (2)	$1,183,319	$22,800	$63,675	$25,650	$6,000
Benefits (3)	$0	$0	$0	$0	$0

Involuntary Termination by Tekmira without cause or by Executive with good reason (3)

Cash payment	$1,035,000	$855,000	$855,000	$119,583	$119,551
Option values (5)	$1,218,944	$45,600	$79,350	$51,300	$12,000
Benefits (3)	$164,742	$35,102	$35,102	$8,740	$12,779

Notes:

(1)	Tammy Mullarky’s position at the Company ended on January 15, 2010. Upon signing a release, Ms. Mullarky was paid severance of $119,551 (US$113,750 converted, for reporting purposes, using the Bank of Canada’s December 31, 2009 rate) and benefits with a total value of $12,779 will be paid. There was no further vesting of Ms. Mullarky’s stock options which were not subsequently exercised and were forfeited on February 14, 2010.
(2)	This amount is based on the difference between Tekmira’s year end share price of $0.93 and the exercise price of the options that were vested as at December 31, 2009.
(3)	Ongoing benefit coverage has been estimated assuming that benefits will be payable for the full length of the severance period which would be the case if new employment was not taken up during the severance period. Benefits include RRSP or equivalent matching payments and extended health and dental coverage that is afforded to all of the Company’s full time employees. Dr. Murray’s benefits also include a $2,000,000 life insurance policy, the reimbursement of up to $10,000 per annum in professional fees related to the filing of his tax return(s). Dr. Murray and Dr. MacLachlan’s benefits also include an estimate of the costs of reimbursement of health expenses incurred, including their families’ health expenses, that are not covered by insurance.

(4)	Paid in circumstances of the Named Executive Officer departing for “good reason”, which includes an adverse change in the Named Executive Officer’s duties or responsibilities or a reduction in compensation and benefits.
(5)	This amount is based on the difference between Tekmira’s year end share price of $0.93 and the exercise price of the options that were vested as at December 31, 2009 and options that would vest during the severance period.

Director Compensation

The Board of Directors has adopted formal policies for compensation of non-executive directors. In order to align the interests of directors with the long-term interests of Shareholders, the directors have determined that the most appropriate form of payment for their services as directors is through participation in the Share Option Plan as well as an annual cash retainer and fees for meeting attendance. Directors who also serve as management of the Company receive no additional consideration for acting as a director.

The Board has adopted a policy that non-executive directors are granted options upon appointment as a director and are eligible for annual grants thereafter. Following the business combination with Protiva, the Board reviewed its fee schedule and effective September 1, 2008, adopted the following fee schedule: an annual cash retainer of US$18,000 per annum (US$25,500 for the Chairman of the Board; an additional US$5,000 for the Chairman of the Audit Committee; an additional US$2,500 for members of the Audit Committee; and an additional US$2,500 for the Chairman of any other Board constituted committees) and meeting fees of US$500 to US$1,750. The fee schedule was adjusted to increase the annual retainer and lower per meeting fees in line with companies comparable to Tekmira which lowered the overall cash compensation on an annual basis.

Non-executive directors earned cash compensation of $261,271 in 2009 as annual retainer and meeting attendance fees. The Company also, reimburses directors for expenses they incur on behalf of the Company, including attending meetings of the Board.

The compensation provided to the directors, excluding Dr. Murray who is included in the Named Executive Officer disclosure above, for the Company’s most recently completed financial year of December 31, 2009 is:

Name	Fees earned ($)	Option-based awards (1) ($)	Total ($)
K. Michael Forrest (former Chairman of the Board) (2)	45,391	—	45,391
Michael J. Abrams	40,069	—	40,069
Arthur M. Bruskin	30,252	—	30,252
Gary E. Frashier	35,257	—	35,257
James W. Hudson (Audit Committee Chair)	40,309	—	40,309
Don Jewell	32,525	—	32,525
R. Ian Lennox	37,468	—	37,468

Notes:

(1)	No option-based awards were issued to the directors during the year ended December 31, 2009.
(2)	Mr. Forrest resigned as a director on January 28, 2010.

Director Incentive Plan Awards

Outstanding Option-based Awards and Share-based Awards

	Option-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)
K. Michael Forrest (2)	7,500	1.40	December 14, 2014	0
	12,500	1.08	March 28, 2016	0
	25,000	0.60	August 2, 2016	8,250
	25,000	1.30	August 6, 2017	0
	60,000	1.12	March 31, 2018	0
	25,000	0.36	December 8, 2018	14,250

Michael J. Abrams (3)	3,376	0.09	January 22, 2011	2,836
	3,376	0.09	January 22, 2012	2,836
	3,376	0.09	January 21, 2013	2,836
	3,376	0.09	January 21, 2014	2,836
	3,376	0.09	January 22, 2015	2,836
	85,218	0.09	September 12, 2015	71,583
	27,226	0.09	December 31, 2015	22,870
	3,376	0.09	April 3, 2017	2,836
	67,516	0.09	May 27, 2017	56,713
	25,000	0.36	December 8, 2018	14,250

Arthur M. Bruskin	20,000	1.12	March 31, 2018	0
	25,000	0.36	December 8, 2018	14,250

Gary E. Frashier	7,500	1.40	December 14, 2014	0
	12,500	1.08	March 28, 2016	0
	25,000	0.60	August 2, 2016	8,250
	25,000	1.30	August 6, 2017	0
	45,000	1.12	March 31, 2018	0
	25,000	0.36	December 8, 2018	14,250

James W. Hudson	7,500	1.40	December 14, 2014	0
	12,500	1.08	March 28, 2016	0
	25,000	0.60	August 2, 2016	8,250
	25,000	1.30	August 6, 2017	0
	45,000	1.12	March 31, 2018	0
	25,000	0.36	December 8, 2018	14,250

Don Jewell	25,000	0.36	December 8, 2018	14,250

R. Ian Lennox	25,000	0.36	December 8, 2018	14,250

Notes:

(1)	This amount is based on the difference between Tekmira’s year end share price of $0.93 and the exercise price of the option.
(2)	Mr. Forrest resigned as a director on January 28, 2010.
(3)	All of Dr. Abrams’s options with an exercise price of $0.09 were granted to Dr. Abrams as a Director of Protiva. The shares reserved for these options are equal to the number of Tekmira common shares that would have been received if the options had been exercised prior to the business combination and subsequently exchanged for Tekmira common shares such that Dr. Abrams will receive Temkira common share upon exercise of these options.

Director options are priced at the closing market price of the previous trading day and vest immediately upon granting. The Company typically grants options to director at the time of their first appointment to the Board and then on an annual basis at the end of the fiscal year. The Company was in a share trading black-out at the end of 2009 so was not able to grant share options at the end of the fiscal year. In January 2010, once the share trading black-out had been lifted, the Company granted 25,000 share options to each of the directors except for the newly appointed Chairman, Dr. Daniel Kisner, who was granted 50,000 share options.

CORPORATE GOVERNANCE

The Board of Directors of the Company believe that sound corporate governance practices are essential to the well being of the Company and its Shareholders, and that these practices should be reviewed regularly to ensure they are appropriate. The Board of Directors continues to further its commitment to corporate governance by ensuring that all corporate governance documents are current, including the following documents:

•	Audit Committee Charter;

•	Corporate Governance and Nominating Committee Charter;

•	Executive Compensation and Human Resource Committee Charter; and

•	Corporate Governance Guidelines.

In 2005, the Company’s predecessor, Inex, implemented whistleblower procedures and posted the procedures on its website. Tekmira adopted these procedures when it acquired the business of Inex. With respect to monitoring compliance with the Company’s Code of Business Conduct and Code of Ethics for Senior Financial Officers the Company’s employees signed a declaration confirming that they had read and understood the codes. Employees are periodically re-trained on the Code. A copy of these codes can be found on SEDAR at www.sedar.com.

The Corporate Governance and Nominating Committee met on March 26, 2010 to review the Company’s current slate of directors and recommend directors for election to the Board.

The following disclosure was approved by the Board of Directors on May 12, 2010.

Board of Directors

The Board of Directors is responsible for supervising the management of the business and affairs of the Company. The Board establishes the overall policies and standards for the Company and monitors and evaluates the Company’s strategic direction and retains plenary power for those functions not specifically delegated by it to management. The Board approves plans as well as major transactions such as strategic alliances, acquisitions and financings.

The directors are kept informed of the Company’s operations at meetings of the Board and its committees and through reports and analyses provided by management. The Board meets on a quarterly, regularly scheduled basis and more frequently as required. In the year ended December 31, 2009, the Board formally met five times. In addition, informal communications between management and directors occur apart from regularly scheduled Board and committee meetings. At each regularly held quarterly Board meeting, the Board’s independent directors held an in camera session without the presence of non-independent directors and members of management.

Certain of the directors and senior officers of the Company are employed by or affiliated with organizations which have entered into research agreements with the Company. As disputes may arise between these organizations and the Company, or certain of these organizations may undertake or have undertaken research with competitors of the Company, there exists the possibility for such persons to be in a position of conflict. However, these persons have a duty to deal fairly and in good faith with the Company and such other organizations in making any decision or recommendation involving the Company. In addition, as applicable, such directors and officers will refrain from voting on any matter in which they have a conflict of interest.

A majority of the members of the Board of Directors (including Dr. Daniel Kisner, the Chairman of the Board effective January 28, 2010) are independent directors, and thus the Board is able to act independently from management. The Board is currently comprised of ten persons, and Shareholders are being asked at the Meeting to elect eight directors as Mr. James Hudson and Mr. Gary Frashier are not standing for re-election at the Meeting. Of the current 10 members of the Board, nine are independent directors. The Board is responsible for determining whether or not each director is an independent director. In doing so, the Board analyses all relationships of the directors with the Company and its subsidiaries. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The following table outlines the Company’s independent and non-independent directors, and the basis for a determination that a director is non-independent:

Name	Independent/Non-Independent
Arthur M. Bruskin	Independent
James W. Hudson	Independent
Gary E. Frashier	Independent
R. Ian Lennox	Independent
Daniel Kisner	Independent
Don Jewell	Independent
Michael J. Abrams	Independent
Frank Karbe	Independent
Kenneth Galbraith	Independent
Mark J. Murray	Non-Independent

Basis for determination: Dr. Murray is the Company’s President and Chief Executive Officer.

While there is no specific mandate for the Board, any responsibility which is not delegated to senior management or to a Board committee remains with the entire Board. The Board approves all significant decisions that affect the Company before implementation, and supervises the implementation and reviews the results of such decisions. The Board is actively involved in the Company’s strategic planning process. The Board discusses and reviews all materials relating to the corporate strategy with management, and is responsible for reviewing and approving the corporate strategy. Each year, at least one Board meeting is dedicated to discussing and considering the corporate strategy, which takes into account the risks and opportunities of the business. On a quarterly basis the Board also reviews progress on annual corporate objectives. Management must seek the Board’s approval for any transaction that would have a significant impact on the Company.

The Company has put structures in place to ensure effective communication between the Company, its stakeholders and the public. The Board approves all the Company’s major communications, including annual reports, quarterly reports and financing documents (the “Financial Documents”) and is provided with an opportunity to comment on material news releases. All Financial Documents are reviewed by the Company’s external auditors. In addition, all material news releases are reviewed by external legal counsel. The Company communicates with its stakeholders through a number of channels including its web site at www.tekmirapharm.com. Shareholders can provide feedback to the Company in a number of ways, including email at imortimer@tekmirapharm.com.

While the Company does not have specific position descriptions for the Board chair and committee chairs, their responsibilities are outlined in the charters for the Board committees. For example, the chair of each committee is responsible for leadership of the committee, including scheduling and presiding over meetings, preparing agendas, and making regular reports to the Board. The chair of the Audit Committee must also maintain regular liaison with the Chief Financial Officer, Chief Executive Officer and the lead external audit partner.

The Board has clearly defined the limits to management’s authority. In doing so, the Board has directed management to:

•	review the Company’s strategies and their implementation in all key areas of the Company’s activities;

•	carry out a comprehensive budgeting process and monitor the Company’s financial performance against the budget; and

•	identify opportunities and risks affecting the Company’s business and find ways of dealing with them.

New Board members receive a director’s orientation including reports on the Company’s strategic plans, its significant financial, accounting and risk management issues. Board meetings are periodically held at the Company’s facilities and combined with presentations by the Company’s senior management to give the directors additional insight into the main areas of the Company’s business.

The Board has established three standing committees, the Audit Committee, the Executive Compensation and Human Resources Committee and the Corporate Governance and Nominating Committee. The Board has delegated certain responsibilities to each of these committees and has also instructed each of them to perform certain advisory functions and make recommendations and report to the Board. Where considered prudent, certain matters falling under the responsibility of these committees are at times dealt with at a meeting of the entire Board. The Board has not appointed an executive committee of the Board.

Audit Committee

The Audit Committee meets with the financial officers of the Company and the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures, and the audit procedures and plans. The Audit Committee also makes recommendations to the Board regarding the appointment of independent auditors. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report and certain other documents including the interim financial statements required by the regulatory authorities. The Audit Committee is also responsible for approving the policies under which the financial officers of the Company may invest the funds in excess of those required for current operations. The Audit Committee has adopted an Audit Committee Charter, approved by the Board that reflects these and other responsibilities. The Audit Committee has also adopted a policy that requires its approval of non-audit services to be provided by the Company’s auditors.

In its May 10, 2010 meeting, the Audit Committee reviewed its charter and determined that no changes were required.

The Audit Committee has met formally four times in the year ended December 31, 2009. The Audit Committee is composed of Mr. Hudson (the Audit Committee chairman), Dr. Abrams and Mr. Karbe all of whom are independent directors. As Mr. Hudson is not standing for re-election at the Meeting, the Company intends to fill Mr. Hudson’s position as Audit Committee chairman with a member of the Board duly elected at the Meeting.

See “Directors and Officers – Audit Committee”, “Directors and Officers – Pre-Approval Policies and Procedures of Non-Audit Services” and “Directors and Officers – External Auditor Service Fees” in the Company’s Annual Information Form for the year ended December 31, 2009 (available at www.sedar.com) for more information concerning the Audit Committee and its members.

Executive Compensation and Human Resources Committee

The Executive Compensation and Human Resources Committee is responsible for establishing and monitoring the Company’s long range plans and programs for attracting, retaining, developing and motivating employees. The committee reviews recommendations for the appointment of persons to senior executive positions, considers terms of employment including succession planning and matters of compensation and recommending awards under the Share Option Plan for senior executives and independent board members.

The Executive Compensation and Human Resources Committee met formally four times in the year ended December 31, 2009. The Committee is composed of Mr. Lennox (the Executive Compensation and Human Resources Committee chairman), Mr. Frashier and Mr. Jewell, all of whom are independent directors. As Mr. Frashier is not standing for re-election at the Meeting, the Company intends to fill Mr. Frashier’s position on the Executive Compensation and Human Resources Committee with a member of the Board duly elected at the Meeting.

Corporate Governance and Nominating Committee

The purpose of the Corporate Governance and Nominating Committee is to provide support for the stewardship and governance role of the Board by carrying out responsibilities delegated to it by the Board.

The Corporate Governance and Nominating Committee operates with the mandate to:

•	recommend qualified candidates for election as a director and to fill vacancies on the Board;

•	annually review credentials of nominees for re-election to the Board;

•	manage Board and committee succession planning;

•	recommend Corporate Governance and Nominating Committee assignments for individual directors;

•	assess the effectiveness of the Board, its committees and individual directors; and

•	develop and recommend to the Board a set of corporate governance principles applicable to the Company.

In making its recommendation on nominees, the Corporate Governance and Nominating Committee will consider the competencies and skills each new nominee will bring to the Board in light of the determinations made by the Board as to (a) the competencies and skills that the Board, as a whole, should possess, and (b) the competencies and skills of each current director. New Board nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company’s mission and strategic objectives, and a willingness to serve. The Corporate Governance and Nominating Committee will have the authority to retain and terminate any search firm to be used to identify director nominees, including the authority to approve the search firm’s appropriate fees and other retention terms.

The Corporate Governance and Nominating Committee surveys the directors to provide feedback on the effectiveness of the Board on an annual basis. The Corporate Governance and Nominating Committee assesses the operation of the Board and the Board committees, the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees. The Corporate Governance and Nominating Committee recommends changes to enhance the performance of the Board based on the survey feedback.

The Corporate Governance and Nominating Committee has adopted a Corporate Governance and Nominating Committee Charter and Corporate Governance Guidelines. In its March 19, 2009 meeting, the Corporate Governance and Nominating Committee reviewed its charter and guidelines.

The Corporate Governance and Nominating Committee held one formal meeting in the year ended December 31, 2009. The Corporate Governance and Nominating Committee is composed of Mr. Galbraith (the Corporate Governance and Nominating Committee chairman), Dr. Abrams, and Mr. Frashier, all of whom are independent directors. As Mr. Frashier is not standing for re-election at the Meeting, the Company intends to fill Mr. Frashier’s position on the Corporate Governance and Nominating Committee with a member of the Board duly elected at the Meeting.

On January 28, 2010 the Company appointed three new directors to its Board: Dr. Daniel Kisner, Mr. Kenneth Galbraith and Mr. Frank Karbe. The newly appointed directors bring skills to match the Company’s evolution into a clinical development stage organization and to support the strategy of listing its shares in the United States. The appointments followed an extensive search process conducted with the assistance of an external search firm. The Company wishes to retain a Board size of eight directors. Mr. Hudson and Mr. Frashier will not be standing for re-election at the Meeting.

Attendance at Board and Committee Meetings

The attendance records for the members of the Board of Directors in the year ended December 31, 2009 are as follows:

Number of meetings attended:
Director (1)	Board	Committees
K. Michael Forrest (former Chairman of the Board)	5 of 5	5 of 5
Gary E. Frashier	5 of 5	5 of 5
James W. Hudson	5 of 5	4 of 4
Dr. Mark J. Murray	5 of 5	n/a
Arthur Bruskin	5 of 5	n/a
R. Ian Lennox	5 of 5	4 of 4
Michael J. Abrams	5 of 5	5 of 5
Don Jewell	5 of 5	4 of 4

Note:

(1)	Mr. Forrest resigned from the Board on January 28, 2010.

In addition to the Company’s formal, standing committees, the Board may from time-to-time organize informal, ad-hoc committees to address specific issues.

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, P.O. Box 10426, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3 will be nominated at the Meeting for re-appointment as auditor of Tekmira. KPMG LLP has been auditor of Tekmira since April 2007.

SECURITIES AUTHORIZED FOR ISSUANCE

UNDER EQUITY COMPENSATION PLANS

The only ongoing equity compensation plan which the Company has in place is the Share Option Plan. This plan was approved by shareholders of Tekmira’s predecessor corporation in January 1996, adopted by the Board in April 2007 on the transfer of the business of that predecessor corporation to Tekmira, and last amended on May 12, 2009.

The Share Option Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Share Option Plan is administered by the directors of the Company. The Share Option Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. Shareholders have approved the issuance of a maximum of 6,846,276 common shares of Tekmira under the Share Option Plan which represents approximately 13.3% of the Company’s current issued and outstanding common shares of Tekmira.

Since January 1996, the equivalent of 412,199 common shares of Tekmira have been issued pursuant to the exercise of options granted under the Share Option Plan (which represents approximately 0.8% of the Company’s issued and outstanding common shares), and as of April 26, 2010, there were 5,171,240 common shares of Tekmira subject to options outstanding under the Share Option Plan (which represents approximately 10.0% of the Company’s current issued and outstanding common shares). The number of common shares of Tekmira remaining available for future grants of options as at April 26, 2010 was 1,262,837 (which represents approximately 2.4% of the Company’s current issued and outstanding common shares).

The following table sets out Share Option Plan information as at the end of the financial year ended December 31, 2009.

Share Option Plan Information

Equity compensation plans approved by securityholders	Number of securities to be issued upon exercise of outstanding options (“Column A Securities”)	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding Column A Securities)
Share Option Plan	4,328,140	$2.02	2,104,604

Terms of the Share Option Plan

The Share Option Plan provides that the Board of Directors may, from time to time, grant options to acquire all or part of the shares subject to the Share Option Plan to any person who is an employee or director of the Company or any of its subsidiaries, or any other person or company engaged to provide ongoing management, financial and scientific consulting or like services for the Company or any of its subsidiaries. The exercise price of options granted under the Share Option Plan will be determined by the directors, but will be at least equal to the closing trading price for the common shares of Tekmira on the day before the grant date. The term of option granted may not exceed 10 years from the date of grant of the option.

Tekmira options may not be exercised after an optionee ceases to be an eligible recipient under the Share Option Plan, except as follows:

•

in the case of death, all unvested options of the optionee will be deemed to have become fully vested immediately before death, and the personal representatives of the optionee will be entitled to exercise the options at any time by the earlier of (a) the expiry date, and (b) the first anniversary of the date of death;

•

in the case of retirement, all unvested options of the optionee will be deemed to have become fully vested immediately before retirement, and the options will be exercisable by the earlier of (a) the expiry date, or (b) the first anniversary of the date of retirement;

•

in the case of an optionee becoming unable to work due to illness, injury or disability, all option rights will vest, and the options will be exercisable, on the same terms as if the optionee had continued to be an eligible recipient under the Share Option Plan; and

•

in the case of an optionee resigning his office, or terminating his employment or service, or being dismissed without cause, the option rights that have accrued to such optionee up to the time of termination will be exercisable within the 30 days after the date of termination.

In the case of an optionee being dismissed from office, employment or service for cause, all option rights that had accrued to the optionee to the date of termination will immediately terminate.

Any option granted is also subject to certain vesting provisions, typically over three years for employees and immediate vesting for directors. Except in the case of the death of an optionee, an option may be exercisable only by the optionee to whom it is granted and may not be assigned. The Share Option Plan does not provide for any financial assistance to Plan members in exercising their options.

As specifically provided for in the Share Option Plan, the number of common shares of Tekmira that, under all share compensation arrangements:

•	may be reserved for issuance to all insiders, may not exceed 10% of the common shares of Tekmira outstanding on a non-diluted basis (the “Outstanding Issue”) at that time;

•	may be issued to all insiders within a one-year period may not exceed 10% of the Outstanding Issue at that time;

•	to any one insider and his or her associates, within a one-year period, may not exceed 5% of the Outstanding Issue at that time; and

•	may be reserved for issuance to non-employee directors, may not exceed 2% of the Outstanding Issue at that time (the “Non-Employee Director Cap”).

The Board reserves the right, in its absolute discretion, to at any time amend, modify or terminate the Share Option Plan. Any amendment to any provision of the Share Option Plan will be subject to any necessary approvals by shareholders and any stock exchange or regulatory body having jurisdiction over the securities of the Company.

Shareholder approval is required for any amendment or modification to the Share Option Plan that does any of the following:

•	increases the number of common shares of Tekmira reserved for issuance under the Share Option Plan;

•

reduces the exercise price of an option except for the purpose of maintaining option value in connection with a subdivision or consolidation of, or payment of a dividend payable in, common shares of Tekmira or a reorganization, reclassification or other change or event affecting the common shares of Tekmira (for this purpose, cancellation or termination of an option of a Share Option Plan participant prior to its expiry date for the purpose of reissuing options to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option);

•	extends the term of an option beyond the expiry date or allow for the expiry date to be greater than 10 years (except where an expiry date would have fallen within a blackout period of the Company);

•	permits options to be assigned or exercised by persons other than the optionholder except for normal estate planning or estate settlement purposes;

•	permits equity compensation, other than Tekmira options, to be made under the Share Option Plan; or

•	changes to the Non-Employee Director Cap from a maximum of 2% of the Outstanding Issue at that time.

Except for the above noted matters, the Board retains the power to approve all other changes to the Share Option Plan without shareholder approval. Such amendments may include the following:

•

amendments to the terms and conditions of this Plan necessary to ensure that the Share Option Plan complies with the applicable regulatory requirements, including without limitation the rules of the Toronto Stock Exchange or any national securities exchange or system on which the common shares of Tekmira are then listed or reported, or by any regulatory body having jurisdiction with respect thereto;

•	making adjustments to outstanding options in the event of certain corporate transactions;

•

the addition of a cashless exercise feature, payable in cash or securities, whether or not such feature provides for a full deduction of the number of underlying securities from the number of common shares of Tekmira reserved for issuance under the Share Option Plan;

•	a change to the termination provisions of a security or the Share Option Plan which does not entail an extension beyond the original expiry date;

•	amendments to the provisions of the Share Option Plan respecting administration of the Share Option Plan and eligibility for participation under the Share Option Plan;

•

amendments to the provisions of the Share Option Plan respecting the terms and conditions on which options may be granted pursuant to the Share Option Plan, including the provisions relating to the exercise price, option period, and vesting schedule; and

•	amendments to the Share Option Plan that are of a “housekeeping nature”.

Additional Shares Subject to Issue

On May 30, 2008, as a condition of the acquisition of Protiva, the Company reserved 1,752,294 common shares (which represents approximately 3.4% of the Company’s issued and outstanding common shares) for the exercise of up to 519,073 Protiva share options (“Protiva Options”). These shares are reserved for the issue to those shareholders who did not exercise their Protiva share options and exchange the shares of Protiva issuable on exercise for common shares of Tekmira on the closing of the business combination with Protiva. The shares reserved for them are equal to the same number of Tekmira common shares they would have received if they had exercised their options and transferred the shares to Tekmira. The Protiva Options are not part of Tekmira’s Share Option Plan and the Company is not permitted to grant any further Protiva stock options. The Protiva Options all have a $0.30 exercise price and expire on dates ranging from November 19, 2010 to March 1, 2018. As at April 26, 2010 no Protiva options had been exercised.

GENERAL INFORMATION

Interest of Certain Persons or Companies in Matters to be Acted Upon

No director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as otherwise set out herein.

Indebtedness of Directors and Executive Officers

No director, nominee for election as a director, executive officer, employee or former director, executive officer or employee of the Company or any of its subsidiaries, or any of their associates or other member of management of the Company, was indebted to the Company at any time since the beginning of the most recently completed financial year.

Interest of Informed Persons in Material Transactions

To the knowledge of management of the Company, no informed person (as defined in National Instrument 51-102) or nominee for election as a director of the Company or any associate or affiliate of any such informed person or nominee had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries since the beginning of the most recently completed financial year, other than as set out herein.

Management Contracts

There are no management functions of the Company which are to any substantial degree performed by an individual or company other than the directors or executive officers of the Company or a subsidiary.

ADDITIONAL INFORMATION

Information contained herein is given as of April 26, 2010, except as otherwise noted. If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person voting it.

Additional information relating to Tekmira, including Tekmira’s most current Annual Information Form (together with documents incorporated therein by reference), the comparative consolidated financial statements of Tekmira for the financial year ended December 31, 2009, together with the report of the auditors thereon and management’s discussion and analysis of Tekmira’s financial condition and results of operations for fiscal 2009 which provide financial information concerning Tekmira can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Copies of similar documents for Tekmira’s predecessor corporation, Inex Pharmaceuticals Corporation (renamed Primary Corp.), can also be found at www.sedar.com. Copies of those documents, as well as any additional copies of this Information Circular, are available upon written request to the Corporate Secretary, upon payment of a reasonable charge where applicable.

APPROVAL OF INFORMATION CIRCULAR

The contents and mailing to Shareholders of this Information Circular have been approved by the Board.

(signed) Dr. Daniel Kisner

Chairman of the Board

Vancouver, British Columbia

May 12, 2010